"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

02060413

02 NOV 15 AM 11:03

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

SUPPL

Date: 04.11.2002

ORK – Trade subject to notification

Orkla's Financial Investments area has on 4 November 2002 bought 71,814 shares in Elkem ASA at a price of NOK 179 per share. After this transaction Orkla including subsidiaries owns 18,987,744 Elkem shares, representing 38.5% of the share capital.

dlw 12/11